March 17, 2021

Via EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Integrated Media Technology Ltd Registration Statement on Form F-1 Filed March 8, 2021 File No. 333-253979 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Integrated Media Technology Ltd (the "Registrant") hereby respectfully requests acceleration of its Registration Statement on Form F-1 (File No. 333-253979 and filed on March 8, 2021) so that it will become effective at 10:00 a.m. (Eastern time) on March 19, 2021, or as soon as practicable thereafter.

If you have any questions, or require any additional information, please do not hesitate to call Andrew Reilly at Rimon Law, the Registrant's outside counsel, at +61 2 9055 6965 or andrew.reilly@rimonlaw.com.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the "Commission") declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Con Unerkov Chief Executive Officer
cc:	Andrew Reilly (Rimon Law)

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE